Exhibit 6.12

MARKETING AGREEMENT

This marketing agreement (“Agreement”), is dated July 15, 2020 (“Effective Date”) and is between Rentberry, Inc., a Delaware corporation (“Rentberry”), Sure Inc., a Delaware corporation, and Sure HIIS Insurance Services, LLC a California-domiciled insurance broker (jointly “Sure”).

Rentberry is a residential rental platform and wants to advertise certain insurance products to users of its Channels (as defined below). Sure is a licensed online insurance broker platform and wants to advertise such insurance products to users of Rentberry’s Channels.

The parties therefore agree as follows:

Article I – Rentberry’s Duties

1.	Rentberry shall:

a.	Grant Sure the exclusive right and access to advertise and sell insurance policies (“Products”) in the United States via Rentberry’s website, other owned and operated applications and distribution channels, and third-party applications and distribution channels powered by Rentberry to the extent approved by such third parties (“Channels”).

b.	Rentberry shall host and support approved advertisements without interruption, except for short-term interruptions caused by bugs or server issues that occur in the ordinary course and are promptly corrected by Rentberry.

c.	Provide to Sure the following aggregated, non-personally identifiable data on a monthly basis:

–	Presented opportunities & conversion data;

–	Number of times the workflow was encountered by a user; and

–	Page views.

d.	Rentberry will maintain control over implementation and delivery of advertising of Sure products to its users.

2.	Rentberry is not a licensed insurance producer and shall not engage in any of the following activities:

a.	“Sell” means to exchange a contract of insurance by any means, for money or its equivalent, on behalf of an insurance company.

b.	“Solicit” means attempting to sell insurance or asking or urging a person to apply for a particular kind of insurance from a particular company.

c.	“Negotiate” means the act of conferring directly with or offering advice directly to a purchaser or prospective purchaser of a particular contract of insurance concerning any of the substantive benefits, terms or conditions of the contract, provided that the person engaged in that act either sells insurance or obtains insurance from insurers for purchasers.

Article II – Sure’s Duties

1.	Sure shall:

a.	Provide advertising content, subject to Rentberry’s written approval, for publication to Rentberrys users via agreed upon distribution channels.

b.	Provide Rentberry with the tools and cooperation necessary to Integrate the Channels with Sure’s sales platform to allow Sure to advertise and sell Products to users of the Channels.

“Integrate” means any or all of the following:

White Label	Rentberry allows users to link out to the Sure environment from the Rentberry website. Landing page can be customized with Rentberry logo.
iframe	Rentberry embeds access to the Sure environment directly into the Rentberry website.
API	Rentberry builds a front-end user experience that connects to the Sure environment via API.

c.	Sell, Solicit, and/or Negotiate all contracts of insurance effectuated pursuant to this Agreement.

d.	Compensate Rentberry as set forth in Article III.

Article III – Compensation; Payment Terms; and Reporting

1.	In consideration of the access provided by Rentberry to Sure, Sure shall pay Rentberry 50% percent of Net Insurance Commission (defined below) for each Product sold by Sure to users of Rentberry’s Channels (“Marketing Fee”).

Sure shall pay Rentberry its Marketing Fee, if any, monthly within 30 days following the end of each calendar month for any Marketing Fees earned based upon Products sold through the Channels for the prior month.

2.	Sure shall provide monthly reporting detailing the Gross Insurance Premium (defined below) and Net Insurance Commission for any Products sold through the Channels for the preceding month. Reporting will be available no later than 30 days following the end of each calendar month during which Products were sold.

3.	In this article, the following definitions apply:

a.	“Gross Insurance Premium” means the total insurance premium charged for the insurance component of a Product calculated using the insurance rates issued or on file with the applicable insurance provider.

b.	“Net Insurance Commission” means the commission portion of the Gross Insurance Premium received from the insurance provider minus any transaction fees.

Article IV – Term and Termination

1.	The initial term of this Agreement will begin on the Effective Date and continue for two (2) years. Unless either party notifies the other, in writing, of its desire to not renew this Agreement at least sixty (60) days prior to the end of the initial term or any successive term, or unless otherwise terminated in accordance with Article V, this Agreement will automatically renew for additional one (1) year terms.

2.	Upon material breach of this Agreement by any party, the non-breaching party may terminate this Agreement by giving the other party thirty (30) days prior written notice. Such notice must be delivered within twenty-one (21) days of learning of the breach event and must specify a termination date not less than thirty (30) days nor more than sixty (60) days from the date of notice. The breaching party will have thirty (30) days from the date of receipt of the notice to cure said breach (“Grace Period”). If the breaching party is unable to cure the breach within the Grace Period, this Agreement will terminate on the termination date prescribed in the notice.

a.	Any party may terminate this Agreement at any time, to take effect immediately, upon written notice to the other party if (i) Sure is not able to operate its business as it is currently being operated, due to any applicable law, regulation, judgment, order or decree, (ii) any insolvency, bankruptcy, receivership, liquidation or similar proceeding is commenced by or against any party, (iii) any party ceases to be a going concern, (iv) there is fraud or embezzlement by another party’s officers or senior management or employees with the knowledge or approval of its officers or senior management or (v) there is an investigation of any party by a governmental authority or an indictment related to alleged violations by such other party, other than routine insurance regulatory examinations and IRS audits.

b.	Rentberry shall not market insurance products within the United States that are competitive with the Products to its users for a period of 6 months following any such termination, whether such products are offered by Rentberry, a competitor to Sure or an insurance company directly, directly, and during such period Rentberry shall take no action to convince, induce or entice, either directly or indirectly, a customer of Sure to switch to an alternate insurance provider. Further, upon expiration of any Product purchase by a user of Rentberry, Rentberry shall not for a period of 6 months following such expiration, attempt to sell, issue, market or distribute, either directly or indirectly, any extension, or renewal of such policy to such user.

3.	Articles III (Compensation), V (Indemnification), VI (Confidentiality), IX (Dispute Resolution), and Article X (Miscellaneous Provisions) will survive termination of this Agreement.

Article V – Indemnification

1.	With respect to any Proceeding brought by a nonparty and arising out of any act or omission by a party (“Indemnitor”) pursuant to this Agreement (each, a “Nonparty Claim”), Indemnitor shall indemnify and defend the other party (“Indemnified Party”) against all Indemnifiable Losses arising out of that Proceeding, except to the extent that the Indemnified Party negligently or intentionally caused those Indemnifiable Losses.

2.	To be entitled to indemnification, a party subject to a Nonparty Claim must notify the Indemnitor within five (5) business days of receiving a written demand or service of process of a suit. If the Indemnified Party fails to timely notify Indemnitor of a Nonparty Claim, Indemnitor will be relieved of its indemnification obligations with respect to such Nonparty Claim to the extent that the Indemnitor was prejudiced by the delayed notification. If a party requests indemnification, the Indemnified Party shall tender the defense of the Nonparty Claim to Indemnitor.

3.	Indemnitor shall pay any Litigation Expenses that the Indemnified Party incurs in connection with defense of the Nonparty Claim before tendering defense to Indemnitor, except under the circumstances in Subsection B. Indemnitor may settle the Nonparty Claim without the consent of the Indemnified Party if the settlement (1) does not entail any admission on the part of the Indemnified Party that it violated any law or infringed the rights of any person, (2) has no effect on any other claim against the Indemnified Party, (3) provides as the claimant’s sole relief monetary damages that are paid in full by Indemnitor, and (4) requires that the claimant release the Indemnified Party from all liability alleged in the Nonparty Claim.

4.	In this article, the following definitions apply:

a.	“Indemnified Party” means the party, its directors, trustees, officers, employees and affiliated companies.

b.	“Indemnifiable Losses” means the aggregate of Losses and Litigation Expenses.

c.	“Litigation Expense” means any reasonable out-of-pocket expense incurred in defending a Proceeding or in any related investigation or negotiation, including court filing fees, court costs, arbitration fees, witness fees, and attorneys’ and other professionals’ fees and disbursements.

d.	“Loss” means any amount awarded in, or paid in settlement of, any Proceeding, including any interest, but excluding any Litigation Expenses.

e.	“Proceeding” means any judicial, administrative, or arbitration action, suit, claim, investigation or proceeding.

Article VI – Confidentiality

Sure’s mutual non-disclosure agreement as of the Effective Date or, if applicable, the signed non- disclosure agreement then in effect between the parties (“NDA”) sets forth the parties’ respective confidentiality obligations hereunder. The NDA is hereby incorporated by reference in this Agreement, and the terms and conditions of the NDA will continue in force throughout the duration of this Agreement.

Article VII – Names, Logos and Advertising

1.	Sure may use Rentberry’s name and logo only as strictly required for performance under this Agreement. Sure will conform to Rentberry’s corporate identity as provided by Rentberry, and Rentberry will provide its logo and any other creative as reasonably requested to support Sure’s usage.

2.	Rentberry shall not distribute any advertising, promotional or descriptive material relative to Sure without first obtaining Sure’s written approval. Rentberry shall not use Sure’s names, trademarks, service marks, logos or the names of its affiliated companies, in any way, not authorized by Sure as provided herein. Rentberry will conform to Sure’s corporate identity as provided by Sure.

Article VIII – Audit

Rentberry shall provide free access and cooperation to duly authorized Insurance Department representatives, or representatives of Sure if required by the Insurance Department, for the sole purposes of conducting Insurance Department examinations or audits of their books and accounts pertaining to any Product. Rentberry and Sure will notify each other immediately of any request by an Insurance Department representative to perform an examination or audit, and, unless prevented by law or regulation, shall not schedule any examination or audit without prior written notice to the other.

For purposes of this Article, “Insurance Department” means the relevant insurance-regulating authority of any jurisdiction in the United States.

Article IX – Dispute Resolution

1.	Informal Dispute Resolution.

a.	The parties will attempt to resolve any dispute informally. If the parties are unable to resolve the dispute after 30 days, any remaining disputes relating to this Agreement must be submitted to the American Arbitration Association (AAA) for mediation under its Commercial Mediation Procedures.

b.	Either party may commence mediation by providing to AAA and the other party a written request for mediation, setting forth the subject of the dispute and the relief requested. The parties will cooperate with AAA and with one another in selecting a mediator from the AAA panel of neutrals and in scheduling the mediation proceedings. Each party will participate in the mediation in good faith and share equally in its costs.

c.	All offers, conduct and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts and attorneys, and by the mediator or any AAA employees, are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable will not be rendered inadmissible or non-discoverable as a result of its use in the mediation.

2.	Arbitration.

a.	Any dispute relating to this Agreement, which is not resolved pursuant to Section 9.1 of this Article, including the determination of the scope or applicability of this Agreement to arbitrate, must be determined by arbitration in California, unless otherwise agreed upon by the parties. The arbitration must be administered by AAA pursuant to its Commercial Arbitration Rules, and judgment on the award may be entered in any court having jurisdiction. The parties will not be prohibited from seeking injunctive or other equitable relief from the courts as necessary to prevent the actual or threatened infringement, misappropriation, or violation of data security or intellectual property rights.

b.	Regardless of any statute or law to the contrary, any claim or cause of action arising out of or related to the Agreement must be filed within one (1) year after such claim or cause of action arose.

c.	Any provision of the Agreement found by an arbitrator or arbitration panel to be invalid or unenforceable, will be enforced to the maximum extent permissible and the other provisions of the Agreement will remain in full force and effect.

d.	If any action at law or in equity is necessary to enforce this Agreement, the prevailing party will be entitled to reasonable fees of attorneys, accountants and other professionals, and costs and expenses in addition to any other relief to which such prevailing party may be entitled.

Article X – Miscellaneous Provisions

1.	Notices.

Notices and other communication pursuant to this Agreement must be in writing and will be considered given upon receipt if mailed by registered or certified mail, return receipt requested, or by private carrier guaranteed next day delivery, or by email, or hand delivery with receipt acknowledged addressed as follows (or at such other address as specified to all parties by like notice):

To Rentberry:

Rentberry, Inc.

201 Spear Street, Suite 1100

San Francisco, CA 94105

To Sure:

Sure, Inc.

429 Santa Monica Blvd., Ste. 550

Santa Monica, CA 90401

Attention: Nate Kinet,

CRO Email: legal@sureapp.com

2.	Assignment.

Neither Party may transfer any of its rights or obligations under this Agreement without the prior, written consent of the other Party, which consent shall not be unreasonably withheld; provided, however, that Sure may transfer this Agreement in connection with an acquisition. Nothing in this Agreement will obligate Sure to require any purchaser in an acquisition to assume or continue to honor this Agreement upon such acquisition. Any transfer in violation of this Section will be null and void. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties hereto and their permitted successors and assigns.

3.	Force Majeure.

Except with respect to failure to pay any amount due under this Agreement, nonperformance of either Party will be excused to the extent that performance is rendered impossible by strike, fire, flood, governmental acts, orders or restrictions, failure of suppliers, or any other reason where failure to perform is beyond the control and not caused by the negligence of the non-performing Party (each, a “Force Majeure Event”). The Party whose performance is affected by any such Force Majeure Event shall resume its performance hereunder as soon as practicable under the circumstances.

4.	Modification or Waiver.

Any amendment to this Agreement must be in writing and signed by both parties. Any waiver of the provisions of this Agreement will not be effective unless made in writing signed by the person against whom enforcement is sought. A waiver given in any instance will apply only to that particular act or omission, and will not be effective as to further acts or omissions regardless of whether they are of the same or a similar nature.

5.	Compliance with Law.

No party shall be required to perform any function which would be contrary to the laws of the United States or of any state, territory, possession, or the District of Columbia or the applicable rules and regulations of any appropriate regulatory agencies.

6.	Governing Law.

The laws of the State of California, excluding the conflicts of law provisions thereof, will apply to any disputes related to this Agreement.

The parties agree to submit to the personal jurisdiction of the federal and state courts located in Los Angeles County, California for any actions seeking injunctive or other equitable relief, to prevent the actual or threatened infringement, misappropriation or violation of their copyrights, trademarks, trade secrets, patents, or other intellectual property or proprietary rights, as set forth in the Arbitration section below, including any provisional relief required to prevent irreparable harm.

7.	Mutual Drafting.

The parties intend that this contract be construed as having been drafted jointly.

8.	Conflict.

Any conflict with any other agreement or agreements between the parties will be resolved in favor of this Agreement. In the event of any discrepancy between this Agreement and any Product, the terms of this Agreement will prevail, provided, however, the provisions of the Products shall be controlling with respect to the provision of insurance coverage and the determination and payment of benefits.

9.	Relationship of the Parties.

Sure and Rentberry agree that in performing their responsibilities pursuant to this Agreement, they are in the position of independent contractors. This Agreement is not intended to create, nor does it create and shall not be construed to create, a relationship of partnership or joint venture or any association for profit between or among Sure and Rentberry.

11.	Counterparts.

This Agreement may be executed in one or more counterparts, all of which together shall constitute an original Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the above day and year.

Rentberry, Inc.

By:	/s/ oleksiy Lyubynskyy
Name:	oleksiy Lyubynskyy
Title:	CEO

Sure, Inc.

By:	/s/ Wayne Slavin
Name:	Wayne Slavin
Title:	President and CEO